--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                       Amendment No. 10 (Final Amendment)
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------
                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)
                                   ----------

                             SUEZ LYONNAISE DES EAUX
                        LYONNAISE AMERICAN HOLDING, INC.
                               LEO HOLDING COMPANY
                               H2O ACQUISITION CO.

                                    (Bidders)
                                   ----------
                    Common Stock, par value $0.1875 per share
           (Including the Associated Preferred Stock Purchase Rights)
                                       and
      Series B ESOP Convertible Preferred Stock, par value $1.00 per share

                         (Title of Class of Securities)
                                   ----------

Common Stock: 629853102          Series B ESOP Convertible Preferred Stock: None

                      (CUSIP Number of Class of Securities)
                                   ----------

                                 Patrice Herbet
                             Suez Lyonnaise des Eaux
                                 1, rue d'Astorg
                                   75008 Paris
                                     France
                              011-33-1-40-06-64-00

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                   ----------

                                    Copy to:
                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 629853102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         H2O Acquisition Co.       I.R.S. Identification No.  98-0211637
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       [ ](a)
                                                                       [X](b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              Common Stock:  66,195,851.711*
WITH                                        ESOP Preferred Stock:  346,606.379

                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            Common Stock:  66,195,851.711*
                                            ESOP Preferred Stock:  346,606.379
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Common Stock:  66,195,851.711*
         ESOP Preferred Stock:  346,606.379
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Common Stock:  96.8%*
         ESOP Preferred Stock:  100%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

------------------------

* Includes 907,700 shares of Common Stock tendered pursuant to notices of guaranteed delivery.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 629853102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Suez Lyonnaise des Eaux       I.R.S. Identification No.  N/A
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       [ ](a)
                                                                       [X](b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC; OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


------------------------

* Suez Lyonnaise des Eaux may be deemed to be the beneficial owner of the Shares reported herein by H2O Acquisition Co. through its indirect ownership of H2O Acquisition Co. Such Shares of Nalco Chemical Company are not included above so as to avoid double counting. Suez Lyonnaise des Eaux disclaims membership in such group and this report shall not be deemed an admission that it is a member of such group.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 629853102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lyonnaise American Holding, Inc.   I.R.S. Identification No.  363140269
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       [ ](a)
                                                                       [X](b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------



------------------------

* Lyonnaise American Holding, Inc. may be deemed to be the beneficial owner of the Shares reported herein by H2O Acquisition Co. through its indirect ownership of H2O Acquisition Co. Such Shares of Nalco Chemical Company are not included above so as to avoid double counting. Lyonnaise American Holding, Inc. disclaims membership in such group and this report shall not be deemed an admission that it is a member of such group.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 629853102
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Leo Holding Company       I.R.S. Identification No.  98-0211636
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       [ ](a)
                                                                       [X](b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------



------------------------

* Leo Holding Company may be deemed to be the beneficial owner of the Shares reported herein by H2O Acquisition Co. through its direct ownership of H2O Acquisition Co. Such Shares of Nalco Chemical Company are not included above so as to avoid double counting. Leo Holding Company disclaims membership in such group and this report shall not be deemed an admission that it is a member of such group.

          This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 1, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by H2O Acquisition Co. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.1875 per share, including the associated preferred stock purchase rights (the "Common Stock"), and all of the issued and outstanding shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share (the "ESOP Preferred Stock"), of Nalco Chemical Company, a Delaware corporation (the "Company"), at a price of $53.00 per share of Common Stock and $1,060.00 per share of ESOP Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 and the related Letter of Transmittal, as they may be amended from time to time. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

          This  Amendment  No.  10,  constituting  the  final  amendment  to the
Schedule 14D-1, also constitutes the statement on Schedule 13D of Purchaser, Parent, Lyonnaise American Holding, Inc. and Leo Holding Company. The item numbers, responses thereto and captions set forth below are presented in accordance with the requirements of Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company

         Items 6(a) and 6(b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City time, November 8, 1999. Based on preliminary information provided by the Depositary, 66,195,851.711 shares of Common Stock (including 907,700 shares of Common Stock tendered pursuant to notices of guaranteed delivery) and 346,606.379 shares of ESOP Preferred Stock (or approximately 97.1 percent of the total outstanding share capital of the Company on a fully diluted basis) were validly tendered and accepted for payment.

         Reference is made to the press release issued by Parent on November 9, 1999, the full text of which is set forth in Exhibit (a)(17) and is incorporated herein by reference.

Item 10. Additional Information.

         Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

         On November 9, 1999, Parent issued a press release announcing, among other things, the expiration of the offer period and the acceptance of the validly tendered shares. The full text of the press release is set forth in Exhibit (a)(17) and is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

         Exhibit Number                 Description
         --------------                 -----------
         Exhibit (a)(17)                Press release issued on November 9, 1999

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 1999             Suez Lyonnaise des Eaux


                                     By: /s/ FRANCOIS JACLOT
                                        ----------------------------------
                                        Name:   Francois Jaclot
                                        Title:  Member of the Executive Board


Dated:  November 9, 1999             Lyonnaise American Holding, Inc.


                                     By: /s/  JOSEPH V. BOYLE
                                        ----------------------------------
                                        Name:   Joseph V. Boyle
                                        Title:  Vice President


Dated:  November 9, 1999             Leo Holding Company


                                     By: /s/  PATRICK BUFFET
                                        ----------------------------------
                                        Name:   Patrick Buffet
                                        Title:  Director


Dated:  November 9, 1999             H2O Acquisition Co.


                                     By: /s/  PHILIPPE BRONGNIART
                                        ----------------------------------
                                        Name:   Philippe Brongniart
                                        Title:  Director